MS Group CPA LLC
6 Center Street
Edison New Jersey 08817
Tel: 732-885-1555
Fax: 732-885-0999

December 22, 2008

VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cybrdi, Inc. (the “Company”)
File No. 000-09081

Dear Mr. Rosenberg:

This letter is designed to address the questions raised in Comment 2 of your letter to the Company dated September 19, 2008.  MS Group CPA LLC is a PCAOB registered firm with our principle office being located in Edison, New Jersey.   Being that our firm has an office located at # 132 Wei Yang Street, Jing Fa Building Suite 1803, Xian Shaanxi P.R. China, we conducted the audit of the Company by our U.S. and China auditors in the China office.

All of our auditors in the United States and China have been trained to know the guidelines set forth under the U.S. GAAP and PCAOB standards and regulations. Furthermore, the inventories and fixed assets count for the year ended December 31, 2007 were observed by our auditors in China.

Should you have any further questions, please do not hesitate to contact the Company or us directly.

Sincerely Yours,

Meiling Shen

Mei-Ling Shen, CPA
Member of the firm